 Exhibit (a)(1)(D)
Offer to Purchase
All Outstanding Shares of Common Stock and the
Associated Preferred Stock Purchase Rights
of
MRV COMMUNICATIONS, INC.
at
$10.00 PER SHARE, NET IN CASH
Pursuant to the Offer to Purchase dated July 17, 2017
by
GOLDEN ACQUISITION CORPORATION
a wholly-owned subsidiary
of
ADVA NA HOLDINGS, INC.
a wholly-owned subsidiary
of
ADVA OPTICAL NETWORKING SE
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
EASTERN TIME, AT THE END OF THE DAY ON AUGUST 11, 2017, UNLESS THE OFFER IS EXTENDED.
July 17, 2017
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Golden Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of ADVA NA Holdings, Inc., a Delaware corporation (“Parent”), which is a subsidiary of ADVA Optical Networking SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Jena, Germany, under HRB 508155 (“Ultimate Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the “Shares”), of MRV Communications, Inc., a Delaware corporation (the “Company”), at a purchase price of  $10.00 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions of the Offer to Purchase, dated July 17, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
The conditions to the Offer are described in Section 15 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
The Offer to Purchase;

2.
The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.
A Notice of Guaranteed Delivery that accompanies the Offer to Purchase to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.
The Company’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6.
A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, Eastern Time, at the end of the day on August 11, 2017, unless the Offer is extended by Purchaser.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming a direct subsidiary of Parent and indirect subsidiary of Ultimate Parent (the “Merger”).
The board of directors of the Company has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved and declared advisable the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the General Corporation Law of the State of Delaware (the “DGCL”); (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; (iv) taken all actions necessary so that the restrictions on business combinations and stockholder vote requirement contained in Section 203 of the DGCL will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement, the Tender and Support Agreements (as defined in Section 11 of the Offer to Purchase) and the transactions contemplated thereby; and (v) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.
For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.
Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from the undersigned at the address and telephone numbers set forth on the back cover of the Offer to Purchase.
Very truly yours,
INNISFREE M&A INCORPORATED
Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833